ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77E

Premium Dividend Fund

In July 2010, John Hancock Premium Dividend Fund received a demand letter from a law firm on behalf of a purported holder of common shares of the fund relating to the redemption of the auction preferred shares (APS). In August 2010, shareholder derivative complaints were filed in the Superior Court of The Commonwealth of Massachusetts, Suffolk County, by the same law firm on behalf of the purported shareholder against John Hancock Advisers, LLC, the Fund’s adviser, the adviser’s parent company, Manulife Financial Corporation and certain individuals which was like one filed for another John Hancock fund.

A Joint Motion To Dismiss With Prejudice was filed on February 28, 2011 in the Business Litigation Session of the Superior Court of The Commonwealth of Massachusetts, Suffolk County. On March 1, 2011, the Court granted the Motion to Dismiss with Prejudice.

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